SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For July 19, 2018

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	MorphoSys and Galapagos Sign Global License Agreement for MOR106 with Novartis and MorphoSys Increases its Financial Guidance for 2018 (July 19, 2018) - Ad hoc release according to article 17 MAR

99.2	MorphoSys and Galapagos Sign Global License Agreement for MOR106 with Pharma Partner (July 19, 2018) - Media Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: July 19, 2018	By:	/s/ Jens Holstein
Name: Jens Holstein
Title: CFO

	By:	/s/ Hans-Joachim Orlowski
Name: Hans-Joachim Orlowski
Title: Associate Director Corporate
Communications and Investor
Relations